August 18, 2005

Mark K. Brunhofer
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20459

Re:      GenoMed, Inc.
         Item 4.01 Form 8-K
         Filed May 6, 2005/Amended 8-K filing filed on August 18, 2005
         File No. 000-49720

Dear Mr. Brunhofer:

This letter is being written in response to the Division of Corporation
Finance's ("the Division") comments regarding the above-referenced filing.
Please be advised that we filed an amended 8-K/A filing as of this same date to conform to the cited references to Item 304 of Regulation S-B. Please be further advised that the amended 8K filing in effect represents an entirely new filing in format. This is because the two 8K filings previously made on the same day,
May 6, 2005, provided a confusing presentation and failed to include the required Exhibit 16 from the Company's former accountant, Rubin, Brown,
Gornstein & Co., LLP. As such, the paragraphs cited in the Division's letter regarding the previously filed 8K filings, do not correspond to the new paragraphs included in the Form 8-K/A.

Our responses to the Division's comments are as follows:

Comment 1
You correctly state that we failed to include, as required, a statement whether our Board of Directors recommended or approved of the decision to dismiss our former accountant as required by Regulation S-B Item 304(a)(1)(iii); as such, we have included in paragraph (a)(1)(iii) of the Form 8-K/A, a statement that "the decision to change accountants was approved by the Registrant's Board of
Directors".

Comment 2
You correctly state that we failed to cover the interim period form the date of our last audited statements through the date of dismissal of our former accountant, as required by Regulation S-B Item 304(a)(1)(iv); as such, we have included in paragraph (a)(1)(iv)(A) the statement that "during the period from our engagement of Rubin Brown on July 19, 2004 to the date we dismissed Rubin
Brown on May 3, 2005, there were no disagreements with Rubin Brown related to accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of
Rubin Brown, would have caused Rubin Brown to make reference to the subject matter of the disagreement in connection with its report."

Comment 3
We have filed as Exhibit 16.1 the required letter from our former accountant.

We hereby acknowledge that:
     o    The Company is responsible for the adequacy and accuracy of the disclosing in the 8-K/A filing;
     o    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly direct any additional comments or questions you may have do our legal counsel, Frederick M. Lehrer at:

         Hamilton, Lehrer & Dargan, P.A.
         2 E. Camino Real, Suite 202
         Boca Raton, Florida 33432
         (561) 416-8956
         Facsimile: (561) 416-2855

Sincerely yours,

David Moskowitz
Chairman of the Board/Chief Executive Officer